

July 10, 2012

Via E-mail
Raymond E. Dellerba
President and Chief Executive Officer
Pacific Mercantile Bancorp
949 South Coast Drive, Suite 300
Costa Mesa, California 92626

Re: **Pacific Mercantile Bancorp**
     Form 10-K for the Fiscal Year Ended December 31, 2011
     Filed February 27, 2012
     File No. 000-30777

Dear Mr. Dellerba:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 13. Certain Relationships and Related Transactions, and Director Independence.

Definitive Proxy Statement on Schedule 14A

Certain Transactions, page 24

1.   We note that you have more than tripled the leased space for your Mortgage Banking Division during your last fiscal year, despite originating significantly fewer loans than in previous years. We do not see any discussion in your MD&A or elsewhere that explains this type of growth. We also note that this transaction was made with a related party. Please amend your 10-K to provide the information required by Item 404(a) of Regulation S-K, including the identity of the related party and the related party's

relationship to the company. In addition, please tell us, with a view toward revised disclosure, how the board determined this physical expansion was warranted in light of your financial difficulties.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact David Lin at (202) 551-3552 or me at (202) 551-3464 with any questions.

Sincerely,

/s/ Kathryn McHale

Kathryn McHale
Senior Staff Attorney

cc: Via E-mail
        Nancy Gray
        Senior Executive Vice President and Chief Financial Officer
        Pacific Mercantile Bank